SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

Realbiz media group, Inc.

(Name of Issuer)

COMMON Stock, $0.001 par value

(Title of Class of Securities)

94762T 10 7

(CUSIP Number)

June 7, 2018

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 8 Pages)

1.	NAME OF REPORTING PERSON Frederick Berdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,500,000 (see Item 4)
	6.	SHARED VOTING POWER 28,648,636 (see Item 4)
	7.	SOLE DISPOSITIVE POWER 4,500,000 (see Item 4)
	8.	SHARED DISPOSITIVE POWER 28,648,636 (see Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,148,636 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.28%
12.	TYPE OF REPORTING PERSON: IN

1.	NAME OF REPORTING PERSON F. Berdon & Co., LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13 312 7787
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None.
	6.	SHARED VOTING POWER 23,648,636 (see Item 4)
	7.	SOLE DISPOSITIVE POWER None.
	8.	SHARED DISPOSITIVE POWER 23,648,636 (see Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,648,636 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.62%
12.	TYPE OF REPORTING PERSON: OO

Item 1(a).	Name of Issuer.

RealBiz Media Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

2690 Weston Road, Suite 200, Weston, FL 33331

Item 2(a).	Names of Person Filing.

Frederick Berdon (“Frederick Berdon”) F. Berdon & Co., LLC (“F. Berdon”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

Frederick Berdon 37 Westerleigh Rd., Purchase, NY 10577 F. Berdon 222 Purchase Street, Suite 308 Rye, NY 10580

Item 2(c).	Citizenship.

Frederick Berdon – New York F. Berdon - Delaware

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

94762T 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Frederick Berdon beneficially owns 33,148,636 shares of Common stock as of the date hereof. The 25,648,636 shares of Common Stock owned by Frederick Berdon includes (i) 21,148,636 shares of Common Stock F Berdon beneficially owned, which Frederick Berdon is the manager of, (ii) 550,000 shares of Common Stock beneficially owned by F. Berdon Roth IRA, (iii) 3,450,000 shares of Common Stock beneficially owned by F. Berdon IRA, (iv) 500,000 shares of Common Stock beneficially owned by F. Berdon Roth IRA 2, and (v) 5,000,000 shares of Common Stock beneficially owned by F. Berdon Venture Associates, which Frederick Berdon has dispositive control over.

F. Berdon beneficially owns 23,648,636 shares of Common Stock

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by

Frederick Berdon: 33,148,636 shares of Common Stock of the Issuer

F. Berdon: 23,648,636 shares of Common Stock of the Issuer.

(b)	Percent of Class:

Frederick Berdon beneficially holds 9.28% of the Issuer’s issued and outstanding Common Stock (based on 357,284,081 shares of Common Stock issued and outstanding, as stated by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Commission on May 4, 2018).

F. Berdon beneficially holds 6.62% of the Issuer’s issued and outstanding Common Stock (based on 357,284,081 shares of Common Stock issued and outstanding, as stated by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Commission on May 4, 2018)

(c)

Number of shares as to which Frederick Berdon has:

(i)	Sole power to direct the vote: 4,500,000 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: 28,648,636 shares of Common Stock of the Issuer.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 4,500,000 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: 28,648,636 shares of Common Stock of the Issuer.
(v)

Number of shares as to which F. Berdon has:

(vi)	Sole power to direct the vote: None.
(vii)	Shared power to vote or to direct the vote: 23,648,636 shares of Common Stock of the Issuer.
(viii)	Sole power to dispose or direct the disposition of the Common Stock: None.
(ix)	Shared power to dispose or direct the disposition of the Common Stock: 23,648,636 shares of Common Stock of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2018

Frederick Berdon

/s/Frederick Berdon

F. Berdon & Co., LLC

By:	/s/Frederick Berdon
Name: Frederick Berdon
Title: Authorized Signatory